Exhibit 99.1
Avago Technologies Announces
Fourth Quarter and Fiscal Year 2007 Financial Results
•	Revenue of $391 million

•	Cash reaches $309 million at end of October
SAN JOSE, Calif., — November 29, 2007 — Avago Technologies, a leading supplier of analog interface components for communications, industrial and consumer applications, today reported financial results for its fourth quarter and fiscal year ended October 31, 2007.
The results reported today exclude the contribution from the Company’s IrDA business, which is being sold to Lite-On Technology of Taiwan. This transaction is expected to close before the end of the calendar year following the satisfaction of regulatory requirements and other customary closing conditions.
Fourth Quarter Fiscal 2007 GAAP Results
Net revenue of $391 million represents a $10 million, or 3 percent, increase over the previous quarter, driven by the seasonal growth in the consumer and computer peripherals and wireless markets. Gross profit and corresponding gross margin were $129 million and 33 percent respectively. Operating expenses were $111 million resulting in a net loss of $2 million.
Cash balances increased by $96 million from the previous quarter to $309 million at the end of October. Key contributors to this increase include $120 million generated from operating activities, partially offset by $15 million used to repurchase the Company’s Senior Notes.
Fourth Quarter Fiscal 2007 Non-GAAP Results
Reflecting the change towards wireless, consumer and computer peripherals products, gross margin of $150 million declined sequentially by 1 percentage point to 38.4 percent of sales. Operating expenses and operating margin of $97 million and 25 percent, respectively, were unchanged from the previous quarter.
Benefiting from the strong operating results, non-GAAP net income improved to 8 percent of sales, reaching $31 million, versus $26 million last quarter. Adjusted EBITDA of $82 million was essentially even with the prior quarter.
“Over the last year we have repositioned our product portfolio, made significant progress in improving operating and administrative efficiencies, and strengthened our cash position while lowering our debt and interest payment obligations,” said Hock E. Tan, president and CEO of Avago Technologies. “We are capitalizing on our demonstrated cash generation capabilities to redeem $200 million of our senior floating rate notes, bringing our total debt down by more than $1 billion over the last two years. The actions implemented over recent quarters have yielded these encouraging results, and position the company for better performance as we enter fiscal 2008.”

Avago Technologies Reports Fourth Quarter and Fiscal Year 2007 Financial Results
Financial Results Conference Call
Avago Technologies will host a conference call to review its financial results for the fourth quarter and full-year fiscal 2007 today at 2:00 p.m. Pacific Time. Those wishing to access the call should dial (973) 935-8757 approximately 10 minutes prior to the start of the call. A replay will be available until Midnight Pacific Time Thursday, December 6, 2007. To access the replay, dial (973) 341-3080, passcode: 9457549.
Non-GAAP Financial Measures
In addition to GAAP reporting, Avago reports net income or loss, as well as gross margin and operating expenses, on a non-GAAP basis. This non-GAAP earnings information excludes stock-based compensation expense, amortization of intangibles and unusual items and their related tax effects. In addition, Avago also discloses Adjusted EBITDA as measured by the Company’s principal debt instruments. Avago believes this non-GAAP earnings information provides additional insight into the Company’s on-going performance and has therefore chosen to provide this information to investors for a more consistent basis of comparison and to emphasize the results of on-going operations. These historical non-GAAP measures are in addition to, and not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation between GAAP and non-GAAP net income (loss) is included in the tables below.
About Avago Technologies
Avago Technologies is a leading supplier of analog interface components for communications, industrial and consumer applications. By leveraging its core competencies in III-V compound and silicon semiconductor design and processing, the company provides an extensive range of analog, mixed signal and optoelectronics components and subsystems to more than 40,000 customers. Backed by strong customer service support, the company’s products serve four diverse end markets: industrial and automotive, wired infrastructure, wireless communications, and computer peripherals. Avago has a global employee presence and heritage of technical innovation dating back 40 years to its Hewlett-Packard roots. Information about Avago is available on the Web at www.avagotech.com.
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Safe Harbor Statement
This announcement and supporting materials may contain forward-looking statements which address our expected future business and financial performance. These forward looking statements are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs current trends and market conditions and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. For Avago, particular uncertainties which could adversely or positively affect future results include cyclicality in the semiconductor industry or in our end markets; fluctuations in interest rates; our ability to generate cash sufficient to service our debt and to fund our research and development, capital expenditures and other business needs; our increased dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain tax concessions

Avago Technologies Reports Fourth Quarter and Fiscal Year 2007 Financial Results
in certain jurisdictions; our ability to protect our intellectual property; our competitive performance and ability to continue achieving design wins with our customers; our ability to achieve the growth prospects and synergies expected from our acquisitions; delays and challenges associated with integrating acquired companies with our existing businesses; our ability to improve our cost structure through our manufacturing outsourcing program; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature. Our Registration Statement on Form F-4 filed with the SEC on January 8, 2007, recent Current Reports on Form 6-K, and other Avago filings with the U.S. Securities and Exchange Commission (“SEC”) (which you may obtain for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Avago undertakes no obligation to update or revise these forward-looking statements.
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Investor Contact:
Jim Fanucchi
Summit IR Group Inc.
(408) 404-5400
jim@summitirgroup.com

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — UNAUDITED
(IN MILLIONS)

	Three months ended			Year ended
	October 31,	July 31,	October 31,	October 31,
	2007	2007	2006	2007

Net revenue	$391	$381	$393	$1,527
Costs and expenses:
Cost of products sold:
Cost of products sold	241	231	270	936
Amortization of intangible assets	15	15	15	60
Asset impairment charges	—	140	—	140
Restructuring charges	6	8	1	29

Total cost of products sold	262	394	286	1,165
Research and development	51	53	49	205
Selling, general and administrative	45	44	67	193
Amortization of intangible assets	7	7	8	28
Asset impairment charges	—	18	—	18
Restructuring charges	8	3	1	22
Acquired in-process research & development	—	1	—	1
Litigation settlement	—	—	21	—

Total costs and expenses	373	520	432	1,632
Income (loss) from operations	18	(139)	(39)	(105)
Interest expense	(26)	(26)	(29)	(109)
Loss on extinguishment of debt	(1)	(1)	—	(12)
Other income, net	6	2	4	14

Loss from continuing operations before income taxes	(3)	(164)	(64)	(212)
Provision for income taxes	2	3	—	8

Loss from continuing operations	(5)	(167)	(64)	(220)
Income (loss) from and gain on discontinued operations, net of income taxes	3	—	(14)	61

Net loss	$(2)	$(167)	$(78)	$(159)

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
FINANCIAL SUMMARY (NON-GAAP) — UNAUDITED
(IN MILLIONS, except percentages)

	Three months ended			Year ended
	October 31,	July 31,	October 31,	October 31,
	2007	2007	2006	2007

Net revenue	$391	$381	$393	$1,527
Gross margin	150	150	123	592
% of net revenue	38%	39%	31%	39%
Research and development	$51	$53	$49	$205
Selling, general and administrative	$46	$44	$66	$182
Total operating expenses	$97	$97	$115	$387
% of net revenue	25%	25%	29%	25%
Income from operations	$53	$53	$8	$205
Interest expense	$(26)	$(26)	$(29)	$(109)
Net income (loss)	$31	$26	$(17)	$102
The financial summary excludes amortization of acquisition-related intangibles, share-based compensation (including the adoption of FAS123R at the beginning of fiscal 2007), restructuring and impairment charges, acquired in-process research and development, loss on extinguishment of debt, litigation settlement, and income (loss) from and gain on discontinued operations.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
FINANCIAL BRIDGE: GAAP TO NON-GAAP — UNAUDITED
(IN MILLIONS)

	Three months ended			Year ended
	October 31,	July 31,	October 31,	October 31,
	2007	2007	2006	2007

Net loss on GAAP basis	$(2)	$(167)	$(78)	$(159)

Amortization of acquisition-related intangibles

Cost of products sold	15	15	15	60
Operating Expenses	7	7	8	28

	22	22	23	88

Share-based compensation expense

Cost of products sold	—	—	—	1
Operating Expenses	(1)	—	1	11

	(1)	—	1	12

Litigation settlement

Cost of products sold	—	—	—	—
Operating Expenses	—	—	21	—

	—	—	21	—

Asset impairment charges

Cost of products sold	—	140	—	140
Operating Expenses	—	18	—	18

	—	158	—	158

Restructuring charges

Cost of products sold	6	8	1	29
Operating Expenses	8	3	1	22

	14	11	2	51

Acquired in-process research & development	—	1	—	1

Loss on extinguishment of debt	1	1	—	12
Loss (income) from and gain on discontinued operations	(3)	—	14	(61)

Net income (loss) on Non-GAAP basis	$31	$26	$(17)	$102

To supplement our unaudited condensed consolidated financial statements presented in accordance with GAAP, we have shown above a non-GAAP presentation of the Company’s net income (loss), which is adjusted to reflect the GAAP results excluding amortization of acquisition-related intangibles, share-based compensation, litigation settlement, restructuring and impairment charges, acquired in-process research & development, loss on extinguishment of debt, and income (loss) from and gain on discontinued operations.
This non-GAAP presentation is provided to enhance the reader’s overall understanding of the comparability of the Company’s financial performance between periods.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
RECONCILIATION OF NET INCOME(LOSS) TO EBITDA AND ADJUSTED EBITDA — UNAUDITED
(IN MILLIONS)

	Three months ended			Year ended
	October 31,	July 31,	October 31,	October 31,
	2007	2007	2006	2007

Net loss	$(2)	$(167)	$(78)	$(159)
Interest expense, net	26	26	29	109
Income taxes	2	3	—	8
Depreciation and amortization expense	42	45	49	176

EBITDA	68	(93)	—	134

Asset impairment charges	—	158	—	158
Restructuring charges	14	11	2	51
Purchase accounting adjustments	2	5	5	16
Share-based compensation	(1)	—	1	12
Unusual or non-recurring charges	1	1	32	6
Transition Service Agreement Payments	—	—	2	—
Loss on extinguishment of debt	1	1	—	12
Loss (income) from and gain on discontinued operations	(3)	—	14	(61)

Adjusted EBITDA	$82	$83	$56	$328

EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to certain items that are required in calculating covenant compliance under our senior and senior subordinated notes as well as under our senior secured credit facility. Adjusted EBITDA is calculated by subtracting from or adding to EBITDA items of income or expense described above. EBITDA and Adjusted EBITDA do not represent net income (loss), as that term is defined under GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance.
Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow available for management or discretionary use as such measures do not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. EBITDA and Adjusted EBITDA as presented herein are not necessarily comparable to similarly titled measures.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS — UNAUDITED
(IN MILLIONS)

	October 31,	July 31,	October 31,
	2007	2007	2006 (1)
ASSETS

Current assets:
Cash and cash equivalents	$309	$213	$272
Trade accounts receivable, net	218	219	187
Inventory	140	142	169
Assets of discontinued operations	25	—	—
Other current assets	25	37	34

Total current assets	717	611	662
Property, plant and equipment, net	292	306	417
Goodwill	122	122	116
Intangible assets, net	777	820	973
Other long-term assets	43	37	49

Total assets	$1,951	$1,896	$2,217

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$194	$165	$165
Employee compensation and benefits	56	50	68
Accrued interest	34	17	38
Capital lease obligations — current	2	2	3
Other current liabilities	44	24	77

Total current liabilities	330	258	351

Long-term liabilities:
Long-term debt	903	917	1,000
Capital lease obligations — non-current	4	4	4
Other long-term liabilities	30	31	31

Total liabilities	1,267	1,210	1,386

Shareholder’s equity:
Ordinary shares, no par value	1,066	1,070	1,058
Accumulated deficit	(386)	(384)	(227)
Accumulated other comprehensive income	4	—	—

Total shareholder’s equity	684	686	831

Total liabilities and shareholder’s equity	$1,951	$1,896	$2,217

(1)	Amounts as of October 31, 2006 have been derived from audited financial statements as of that date.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — UNAUDITED
(IN MILLIONS)

	Three months ended			Year ended
	October 31,	July 31,	October 31,	October 31,
	2007	2007	2006	2007
Cash flows from operating activities:
Net loss	$(2)	$(167)	$(78)	$(159)

Adjustments to reconcile net loss to net cash provided by operating activities:

Depreciation and amortization	42	45	51	176
Amortization of debt issuance costs	1	1	1	4
Asset impairment charges	—	158	—	158
Gain on sale of business	(3)	—	—	(61)
Non-cash portion of restructuring charges	3	1	—	4
Acquired in-process research & development	—	1	—	1
Loss on extinguishment of debt	1	1	—	12
Loss on sale of property, plant and equipment	—	—	4	2
Share-based compensation	(1)	—	1	12
Changes in assets and liabilities, net of acquisition and dispositions:
Trade accounts receivable	1	(13)	8	(31)
Inventory, net	(2)	4	9	28
Accounts payable	29	39	3	29
Employee compensation and benefits	6	3	4	(12)
Other current assets and current liabilities	48	(20)	80	(28)
Other long-term assets and long-term liabilities	(3)	3	2	9

Net cash provided by operating activities	120	56	85	144

Cash flows from investing activities:
Purchase of property, plant and equipment	(10)	(8)	(12)	(37)
Acquisitions, net of cash acquired	—	(27)	—	(27)
Proceeds from sale of property, plant, and equipment	—	—	—	—
Proceeds from disposition of business	4	—	—	69

Net cash (used in) provided by investing activities	(6)	(35)	(12)	5

Cash flows from financing activities:
Debt repayments	(15)	(7)	—	(107)
Cash settlement of equity awards	(4)	(1)	—	(5)
Tax benefits from share-based compensation	1	—	—	1
Payment on capital lease obligation	—	—	(1)	(1)

Net cash used in financing activities	(18)	(8)	(1)	(112)

Net increase in cash and cash equivalents	96	13	72	37
Cash and cash equivalents at the beginning of period	213	200	200	272

Cash and cash equivalents at end of period	$309	$213	$272	$309